Merus Labs International Inc. and Norgine B.V. receive Spanish anti-trust approval of proposed Arrangement

TORONTO, Ontario — July 3, 2017 — Merus Labs International Inc. (TSX: MSL, NASDAQ: MSLI) (“Merus” or the “Company”) and Norgine B.V. (“Norgine”) announced today that Norgine’s proposed acquisition of all of the issued and outstanding common shares of Merus (the “Shares”) by way of plan of arrangement (the “Arrangement”) has been approved by the Spanish anti-trust authority, the Comisión Nacional de los Mercados y la Competencia. This was the only regulatory approval required to be obtained as a condition to completion of the Arrangement.

On July 10, 2017 at 10:00 a.m., at the offices of Torys LLP, 79 Wellington St. West, 33rd Floor, TD South Tower, M5K 1N2, Toronto, Ontario, Canada, Merus will hold a special shareholder meeting (the “Meeting”) whereby shareholders will be asked to approve the Arrangement. Shareholders must vote by 10:00 a.m., Toronto time, on July 6, 2017.

Subject to approval of the Arrangement by shareholders holding at least 66⅔% of the Shares present in person or represented by proxy at the Meeting, court approval and certain other closing conditions customary for transactions of this nature, it is anticipated that the Arrangement will be completed on or about July 17, 2017.

For more information, please contact Laurel Hill Advisory Group at 1-877-452-7184 (toll-free), 416-304-0211 (collect calls outside of North America) or assistance@laurelhill.com.

About Merus

Merus is a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. The Company leverages its expertise and scalable platform across Europe, Canada and select other markets to deliver value.

About Norgine

Norgine is a leading European specialist pharmaceutical company with a direct commercial presence in all major European markets. In 2016, Norgine’s total revenue was €368 million, including product sales, partnering milestones and other income. Norgine employs over 1,000 people across its commercial, development and manufacturing operations and manages all aspects of product development, production, marketing, sale and supply. Norgine specialises in gastroenterology, hepatology, cancer and supportive care. Norgine is headquartered in the Netherlands. Norgine owns a R&D site in Hengoed, Wales and two manufacturing sites in Hengoed, Wales and Dreux, France. For more information, please visit www.norgine.com.

In 2012, Norgine established a complementary business Norgine Ventures, supporting innovative healthcare companies through the provision of debt-like financing in Europe and the US. For more information, please visit www.norgineventures.com.

CONTACT:

For Further Information on Merus: Dr. Michael Bumby, CFO, T: +1.905.726.0995, info@meruslabs.com, www.meruslabs.com;

For Further Information on Norgine: Christopher Bath, CFO, T: +44(0)1895 453723; Media: Isabelle Jouin, T: +44 (0)1895 453643; Follow us @norgine; www.norgine.com